EXHIBIT 21.1

Subsidiaries of EVERTEC, LLC

Name	Jurisdiction of Incorporation
ATH Costa Rica, S.A.	Costa Rica
ATH Panamá, S.A.	Panama
EVERTEC Dominicana, S.A.	Dominican Republic
EVERTEC Finance Corp.	Puerto Rico
EVERTEC Latinoamerica, S.A.	Costa Rica
EVERTEC México Servicios de Procesamiento, S.A. de C.V.	Mexico
Sense Software International Corp.	Puerto Rico
T.I.I. Smart Solutions Inc.	British Virgin Islands
Tarjetas Inteligentes Internacionales, S.A.	Costa Rica
TII Smart Solutions, Sociedad Anónima	Guatemala